Contact

www.linkedin.com/in/davidbaker18
(LinkedIn)
www.fossettcpa.com (Company)

Top Skills

Quick Books Pro Advisor
Estimation Estimating Software
Quick Pen Estimating Software

David Baker

Owner at Baker Business & Tax Solutions PLLC
Erlanger, Kentucky, United States

Summary

Experienced Owner with a demonstrated history of working in the accounting industry. Skilled in Negotiation, Analytical Skills, Coaching, Sales, and Customer Relationship Management (CRM). Strong entrepreneurship professional with a MBA focused in Finance from Northern Kentucky University.

―――――

Experience

Baker Business & Tax Solutions
Owner
June 2015 - Present (9 years 7 months)

I am a full service accounting consultant. I help small businesses with everything from accounting system setup to payroll to banking relationships. I work as a small businesses CFO without the cost of hiring a full time CFO. I also work with local city governments to help prepare financial statements for audit and close the books on a monthly and annual bases. I work with city administrators and clerks to prepare annual budgets and budget amendments if needed.

Fossett and Associates CPA
Owner
October 2005 - June 2015 (9 years 9 months)

I am a full service accounting consultant. I help small businesses with everything from accounting system setup to payroll to banking relationships. I work as a small businesses CFO without the cost of hiring a full time CFO.

Geiler Company
Project Manager
January 2001 - May 2003 (2 years 5 months)

Managed Projects from inception to completion. Everything from biding to billing. I managed the manpower in the field including subcontractors and all the purchasing involved in delievering the final project.

RPC Mechanical
Plumbing Department Director
January 1999 - December 2000 (2 years)

I was director of the Plumbing Department. I was responsible for the profitability of the department as a whole and to the company as a whole.

———

Education

Northern Kentucky University
MBA, Finance · (2006 - 2015)

Northern Kentucky University
BS, Accounting · (2000 - 2005)

J-Town High